Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED

FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2024

SHANGHAI, May 30, 2024 — Noah Holdings Limited ("Noah" or the "Company") (NYSE: NOAH and HKEX: 6686), a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for Mandarin-speaking high-net-worth investors, today announced its unaudited financial results for the first quarter of 2024.

FIRST QUARTER 2024 FINANCIAL HIGHLIGHTS

•	Net revenues for the first quarter of 2024 were RMB649.5 million (US$90.0 million), a 19.2% decrease from the corresponding period in 2023, mainly due to decreases in performance-based income generated from USD private equity products and recurring service fees generated from RMB private equity and private secondary products. The Company recorded a 6.0% increase in one-time commissions from the corresponding period in 2023 due to a 4.6% increase in revenues generated from the distribution of insurance products. Net revenues decreased by 18.8% from the fourth quarter of 2023, mainly due to decreases in one-time commissions.

Net revenues from mainland China for the first quarter of 2024 was RMB342.8 million (US$47.5 million), a 28.8% decrease from the corresponding period in 2023, mainly due to decreases in recurring service fees generated from private equity and private secondary products. Net revenues from overseas for the first quarter of 2024 was RMB306.7 million (US$42.5 million), a 4.5% decrease from the corresponding period of 2023, mainly due to decreases in performance-based income generated from private equity products.

Net Revenues by segment is as follows:

(RMB millions, except percentages)	Q1 2023	Q1 2024	YoY Change
Wealth management	586.9	462.7	(21.2)%
Asset management	205.2	180.3	(12.1)%
Other businesses	11.4	6.5	(42.8)%
Total net revenues	803.5	649.5	(19.2)%

Net Revenues by geography is as follows:

(RMB millions, except percentages)	Q1 2023	Q1 2024	YoY Change
Mainland China	482.1	342.8	(28.8)%
Overseas	321.4	306.7	(4.5)%
Total net revenues	803.5	649.5	(19.2)%

•	Income from operations for the first quarter of 2024 was RMB121.5 million (US$16.8 million), a 56.4% decrease from the corresponding period in 2023, primarily due to i) a 19.2% decrease in net revenues, ii) a 10.4% increase in other compensations, mainly due to the new share-based compensation scheme granted in December 2023 and March 2024 amounting to RMB36.6 million (US$5.1 million); and iii) a 55.6% increases in general and administrative expenses, mainly due to the relatively lower base in the first quarter of 2023, which occurred immediately after the lifting of pandemic restrictions.

Income from operations by segment is as follows:

(RMB millions, except percentages)	Q1 2023	Q1 2024	YoY Change
Wealth management	204.5	65.3	(68.1)%
Asset management	103.8	84.9	(18.2)%
Other businesses	(29.4)	(28.6)	(2.5)%
Total income from operations	278.9	121.5	(56.4)%

•	Net income attributable to Noah shareholders for the first quarter of 2024 was RMB131.5 million (US$18.2 million), a 46.2% decrease from the corresponding period in 2023, mainly due to a 56.4% decrease in income from operations, and partially offset by a 34.3% increase in interest income.

•	Non-GAAP[1] net income attributable to Noah shareholders for the first quarter of 2024 was RMB161.2 million (US$22.3 million), a 32.7% decrease from the corresponding period in 2023.

FIRST QUARTER 2024 OPERATIONAL UPDATES

Wealth Management Business

Noah offers global investment products and provides value-added services to global mandarin-speaking high-net-worth investors in its wealth management business. Noah primarily distributes private equity, private secondary, mutual funds and other products denominated in RMB, USD and other currencies.

•	Total number of registered clients as of March 31, 2024 was 457,705, a 3.9% increase from March 31, 2023, and a 0.4% increase from December 31, 2023. Among which, the number of overseas registered clients as of March 31, 2024 was 15,725, a 17.1% increase from March 31, 2023 and a 5.3% increase from December 31, 2023.

•	Total number of active clients[2] who transacted with us during the first quarter of 2024 was 10,391, a 7.5% decrease from the first quarter of 2023, and a 15.0% increase from the fourth quarter of 2023. Among which, the number of overseas active clients who transacted with us during the first quarter of 2024 was 2,745, a 39.6% increase from the first quarter of 2023, and a 9.1% increase from the fourth quarter of 2023.

•	Aggregate value of investment products distributed during the first quarter of 2024 was RMB18.9 billion (US$2.6 billion), a 12.4% increase from the first quarter of 2023, primarily due to a 26.4% increase in mutual fund products distribution. Among which, Noah distributed RMB8.4 billion (US$1.2 billion) of overseas investment products, a 58.5% increase from the first quarter of 2023, primarily due to a 60.6% increase in the value of mutual fund products.

1 Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation and net of relevant tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

2 “Active clients” for a given period refers to registered investors who purchase investment products distributed or receive services provided by us during that given period.

The aggregate value of investment products distributed, categorized by product type, is as follows:

Product type	Three months ended March 31,
	2023		2024

	(RMB in billions, except percentages)
Mutual fund products	10.0	59.4%	12.6	66.8%
Private secondary products	4.3	25.5%	3.8	20.0%
Private equity products	1.3	7.8%	1.2	6.3%
Other products[3]	1.2	7.3%	1.3	6.9%
All products	16.8	100.0%	18.9	100.0%

The aggregate value of investment products distributed, categorized by geography, is as follows:

Type of products in Mainland China	Three months ended March 31,
	2023		2024

	(RMB in billions, except percentages)
Mutual fund products	7.6	66.3%	8.8	84.3%
Private secondary products	2.7	23.5%	1.0	8.8%
Private equity products	0.4	3.2%	-	0.0%
Other products	0.8	7.0%	0.7	6.9%
All products in Mainland China	11.5	100.0%	10.5	100.00%

Type of overseas products	Three months ended March 31,
	2023		2024

	(RMB in billions, except percentages)
Mutual fund products	2.4	44.3%	3.8	44.9%
Private secondary products	1.6	30.0%	2.8	33.9%
Private equity products	0.9	17.7%	1.2	14.2%
Other products	0.4	8.0%	0.6	7.0%
All Overseas products	5.3	100.0%	8.4	100.00%

•	Coverage network in mainland China included 18 cities as of March 31, 2024, compared with 68 cities as of March 31, 2023 and 44 cities as of December 31, 2023, as a result of the Company’s efforts to streamline its operations in China with a focus on strengthening its operations in central hub cities.

•	Number of relationship managers was 1,109 as of March 31, 2024, a 16.4% decrease from March 31, 2023, and an 11.4% decrease from December 31, 2023. Among which, we had 91 overseas relationship managers as of March 31, 2024, a 2.2% increase from December 31, 2023.

3 “Other products” refers to other investment products, which includes insurance products, multi-strategies products and others.

Asset Management Business

Noah’s asset management business is conducted through Gopher Asset Management Co., Ltd. (“Gopher Asset Management”), a leading multi-asset manager in China with global investment capabilities and overseas offices in Hong Kong and the United States. Gopher Asset Management develops and manages assets ranging from private equity, real estate, public securities to multi-strategy investments denominated in RMB, USD and other currencies.

•	Total assets under management as of March 31, 2024 remained relatively stable at RMB153.3 billion (US$21.2 billion), compared with RMB157.6 billion as of March 31, 2023 and RMB154.6 billion as of December 31, 2023. Mainland China assets under management as of March 31, 2024 were RMB116.1 billion (US$16.1billion), compared with RMB124.2 billion as of March 31, 2023 and RMB118.6 billion as of December 31, 2023. Overseas assets under management as of March 31, 2024 were RMB37.2 billion (US$5.1 billion), compared with RM33.4 billion as of March 31, 2023 and RMB36.0 billion as of December 31, 2023.

Total assets under management, categorized by investment type, are as follows:

Investment type	As of December 31, 2023		Growth	Allocation/ Redemption	As of March 31, 2024

	(RMB billions, except percentages)
Private equity	132.2	85.5%	1.0	1.4	131.8	85.9%
Public securities	11.5	7.4%	2.7	3.3	10.9	7.1%
Real estate	6.2	4.0%	0.2	0.7	5.7	3.7%
Multi-strategies	4.2	2.8%	-	(0.1)	4.3	2.9%
Others	0.5	0.3%	0.1	-	0.6	0.4%
All Investments	154.6	100.0%	4.0	5.3	153.3	100.0%

Total assets under management, categorized by geography, are as follows:

Mainland China Investment type	As of December 31, 2023		Growth	Allocation/ Redemption	As of March 31, 2024

	(RMB billions, except percentages)
Private equity	105.2	88.7%	-	1.7	103.5	89.2%
Public securities	7.1	6.0%	0.1	0.3	6.9	6.0%
Real estate	3.2	2.7%	-	0.7	2.5	2.2%
Multi-strategies	2.6	2.2%	-	-	2.6	2.2%
Others	0.5	0.4%	0.1	-	0.6	0.4%
All Investments	118.6	100.0%	0.2	2.7	116.1	100.0%

Overseas Investment type	As of December 31, 2023		Growth	Allocation/ Redemption	As of March 31, 2024

	(RMB billions, except percentages)
Private equity	27.0	74.9%	1.0	(0.3)	28.3	75.7%
Public securities	4.4	12.3%	2.6	3.0	4.0	10.8%
Real estate	3.0	8.2%	0.2	-	3.2	8.6%
Multi-strategies	1.6	4.6%	-	(0.1)	1.7	4.9%
All Investments	36.0	100.0%	3.8	2.6	37.2	100.0%

Other Businesses

Noah’s other businesses mainly include providing clients with additional comprehensive services and investment products. Operating results for other businesses also include headquarter rental income, depreciation and amortization, as well as operating expenses.

Ms. Jingbo Wang, co-founder and chairwoman of Noah, commented, “We made significant progress during this quarter in repositioning ourselves to drive growth in this challenging market environment. While sluggish domestic markets had a stronger-than-expected impact on our business during this quarter, we strategically used this window of opportunity to increase the pace of our overseas expansion as client demand for global asset allocation continues to grow. Excluding performance-based income, which was elevated due to the high base effect from the same period last year, net revenues from our overseas business increased 22.4% year-over-year. Transaction value from USD denominated products also increased significantly, as did the number of overseas registered and active clients, which increased 17.1% and 39.6% year-over-year, respectively. With these tailwinds, we are rapidly expanding our global offerings and expect to roll out new products originated from Japan and Dubai later this year. While we are still in the relatively early stages of our overseas expansion, these results have reinforced our confidence in our strategy going forward.”

FIRST QUARTER 2024 FINANCIAL RESULTS

Net Revenues

Net revenues for the first quarter of 2024 were RMB649.5 million (US$90.0 million), a 19.2% decrease from the corresponding period in 2023, primarily due to decreases in performance-based income generated from private equity products and recurring service fees generated from RMB private equity and private secondary products.

•	Wealth Management Business

•	Net revenues from one-time commissions for the first quarter of 2024 were RMB186.4 million (US$25.8 million), a 7.4% increase from the corresponding period in 2023, primarily due to a 4.6% increase in revenues generated by the distribution of insurance products in first quarter of 2024.

•	Net revenues from recurring service fees for the first quarter of 2024 were RMB244.1 million (US$33.8 million), an 18.5% decrease from the corresponding period in 2023, mainly due to decreases in recurring service fees from private secondary products as a result of decrease in assets under management in Mainland China.

•	Net revenues from performance-based income for the first quarter of 2024 were RMB6.5 million (US$0.9 million), compared with RMB55.7 million in the corresponding period of 2023, primarily due to a decrease in performance-based income from certain offshore private equity products.

•	Net revenues from other service fees for the first quarter of 2024 were RMB25.6 million (US$3.5 million), compared with RMB58.3 million in the corresponding period in 2023, primarily due to a reduction in the value-added services Noah offers to its high-net-worth clients.

•	Asset Management Business

•	Net revenues from recurring service fees for the first quarter of 2024 were RMB172.5 million (US$23.9 million), a 1.4% decrease from the corresponding period in 2023, primarily due to decreases in recurring service fees generated from RMB private equity products.

•	Net revenues from performance-based income for the first quarter of 2024 were RMB7.8 million (US$1.1 million), compared with RMB27.7 million in the corresponding period of 2023. The decrease was primarily due to less performance-based income realized from private equity products.

•	Other Businesses

•	Net revenues for the first quarter of 2024 were RMB6.5 million (US$0.9 million), compared with RMB11.4 million from the corresponding period in 2023.

Operating Costs and Expenses

Operating costs and expenses for the first quarter of 2024 were RMB528.0 million (US$73.1 million), a 0.7% increase from the corresponding period in 2023. Operating costs and expenses for the first quarter of 2024 primarily consisted of i) compensation and benefits of RMB388.8 million (US$53.8 million), ii) selling expenses of RMB62.3 million (US$8.6 million), iii) general and administrative expenses of RMB71.1 million (US$9.8 million), iv) other operating expenses of RMB17.1 million (US$2.4 million).

•	Operating costs and expenses for the wealth management business for the first quarter of 2024 were RMB397.4 million (US$55.0 million), a 3.9% increase from the corresponding period in 2023, primarily due to an increase in share-based compensation.

•	Operating costs and expenses for the asset management business for the first quarter of 2024 were RMB95.5 million (US$13.2 million), a 5.8% decrease from the corresponding period in 2023, primarily due to a reduction in the compensation and benefits as a result of a decrease in the number of employees.

•	Operating costs and expenses for other businesses for the first quarter of 2024 were RMB35.1 million (US$4.9 million), a 13.8% decrease from the corresponding period in 2023.

Operating Margin

Operating margin for the first quarter of 2024 was 18.7%, compared with 34.7% for the corresponding period in 2023.

•	Operating margin for the wealth management business for the first quarter of 2024 was 14.1%, compared with 34.8% for the corresponding period in 2023.

•	Operating margin for the asset management business for the first quarter of 2024 was 47.0%, compared with 50.6% for the corresponding period in 2023.

•	Loss from operation for the other businesses for the first quarter of 2024 was RMB28.6 million (US$4.0 million), compared with an operating loss of RMB29.4 million for the corresponding period in 2023.

Investment Income

Investment income for the first quarter of 2024 was RMB5.2 million (US$0.7 million), compared with investment loss RMB13.6 million for the corresponding period in 2023.

Income Tax Expenses

Income tax expenses for the first quarter of 2024 were RMB42.7 million (US$5.9 million), a 38.7% decrease from the corresponding period in 2023. The decrease was primarily due to a reduction in the taxable income.

Net Income

•	Net Income

•	Net income for the first quarter of 2024 was RMB131.9 million (US$18.3 million), a 45.8% decrease from the corresponding period in 2023.

•	Net margin for the first quarter of 2024 was 20.3%, down from 30.3% for the corresponding period in 2023.

•	Net income attributable to Noah shareholders for the first quarter of 2024 was RMB131.5 million (US$18.2 million), a 46.2% decrease from the corresponding period in 2023.

•	Net margin attributable to Noah shareholders for the first quarter of 2024 was 20.2%, down from 30.4% for the corresponding period in 2023.

•	Net income attributable to Noah shareholders per basic and diluted ADS for the first quarter of 2024 was RMB1.88 (US$0.26), compared with RMB3.52 and RMB3.51 for the corresponding period in 2023, respectively.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the first quarter of 2024 was RMB161.2 million (US$22.3 million), a 32.7% decrease from the corresponding period in 2023.

•	Non-GAAP net margin attributable to Noah shareholders for the first quarter of 2024 was 24.8%, down from 29.8% for the corresponding period in 2023.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the first quarter of 2024 was RMB2.31 (US$0.32), down from RMB3.45 for the corresponding period in 2023.

Balance Sheet and Cash Flow

As of March 31, 2024, the Company had RMB5,129.4 million (US$710.4 million) in cash and cash equivalents, compared with RMB5,192.1 million as of December 31, 2023 and RMB4,713.2 million as of March 31, 2023, respectively.

Net cash outflow from the Company’s operating activities during the first quarter of 2024 was RMB181.8 million (US$25.2 million), primarily due to an increase in trading debt products in the first quarter of 2024.

Net cash outflow from the Company’s investing activities during the first quarter of 2024 was RMB59.1 million (US$8.2 million), primarily due to various purchases of term deposits.

Net cash outflow from the Company’s financing activities was RMB12.3 million (US$1.7 million) in the first quarter of 2024, compared to net cash inflow of RMB3.4 million in the corresponding period in 2023.

CONFERENCE CALL

Senior management will host a combined English and Chinese language conference call to discuss the Company’s first quarter of 2024 unaudited financial results and recent business activities.

The conference call will be accessed via Zoom webinar with the following details:

Dial-in details:

Conference title:	Noah First Quarter 2024 Earnings Conference Call
Date/Time:	Wednesday, May 29, 2024, at 8:00 p.m., U.S. Eastern Time
Thursday, May 30, 2024, at 8:00 a.m., Hong Kong Time
Dial in:
– Hong Kong Toll Free:	800-963976
– United States Toll Free:	1-888-317-6003
– Mainland China Toll Free:	4001-206115
– International Toll:	1-412-317-6061
Participant Password:	4318231

A telephone replay will be available starting approximately one hour after the end of the conference until June 5, 2024 at 1-877-344-7529 (US Toll Free) and 1-412-317-0088 (International Toll) with the access code 9541104.

A live and archived webcast of the conference call will be available at the Company’s investor relations website under the “Financial Reports” section at http://ir.noahgroup.com.

DISCUSSION ON NON-GAAP MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures excluding the effects of all forms of share-based compensation and net of tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the foregoing non-GAAP net income attributable to Noah shareholders and per diluted ADS and non-GAAP net margin attributable to Noah shareholders to supplement U.S. GAAP financial data. As such, the Company’s management believes that the presentation of the non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH and HKEX: 6686) is a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for mandarin-speaking high-net-worth investors. Noah’s American depositary shares, or ADSs, are listed on the New York Stock Exchange under the symbol “NOAH”, and its shares are listed on the main board of the Hong Kong Stock Exchange under the stock code “6686.” One ADS represents five ordinary shares, par value $0.00005 per share. To the Company’s knowledge, as of March 31, 2024, 177,020,325 of its ordinary shares were held by one record holder in the United States, which is Citibank, N. A., the depositary of its ADS program. The number of beneficial owners of its ADSs in the United States is much larger than the number of record holders of its ordinary shares in the United States.

In the first quarter of 2024, Noah distributed RMB18.9 billion (US$2.6 billion) of investment products. As of March 31, 2024, through Gopher Asset Management, Noah managed assets totaling RMB153.3 billion (US$21.2 billion).

Noah’s wealth management business primarily distributes private equity, public securities and insurance products denominated in RMB and other currencies. Noah delivers customized financial solutions to clients through a network of 1,109 relationship managers across 18 cities in mainland China, and serves the international investment needs of its clients through offices in Hong Kong (China), Taiwan (China), New York, Silicon Valley and Singapore as of March 31, 2024. Noah’s wealth management business had 457,705 registered clients as of March 31, 2024. Through Gopher Asset Management, Noah manages private equity, public securities, real estate, multi-strategy and other investments denominated in Renminbi and other currencies. Noah also provides other businesses.

For more information, please visit Noah at ir.noahgroup.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the first quarter of 2024 ended March 31, 2024 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.2203 to US$1.00, the effective noon buying rate for March 29, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These statements include, but are not limited to, estimates regarding the sufficiency of Noah's cash and cash equivalents and liquidity risk. A number of factors could cause Noah's actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah's investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions globally and in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah's filings with the U.S. Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Melo Xi

Tel: +86-21-8035-8292

ir@noahgroup.com

-- FINANCIAL AND OPERATIONAL TABLES FOLLOW --

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(unaudited)

	As of
	December 31,	March 31,	March 31,
	2023	2024	2024
	RMB'000	RMB'000	USD'000
Assets
Current assets:
Cash and cash equivalents	5,192,127	5,129,437	710,419
Restricted cash	154,433	2,276	315
Short-term investments	379,456	747,084	103,470
Accounts receivable, net	503,978	435,114	60,263
Loans receivable, net	286,921	222,516	30,818
Amounts due from related parties	393,891	508,236	70,390
Other current assets	206,250	178,644	24,740
Total current assets	7,117,056	7,223,307	1,000,415
Long-term investments, net	810,484	803,598	111,297
Investment in affiliates	1,526,544	1,522,996	210,933
Property and equipment, net	2,482,199	2,450,271	339,359
Operating lease right-of-use assets, net	139,019	125,475	17,378
Deferred tax assets	431,494	427,680	59,233
Other non-current assets	178,582	189,794	26,286
Total Assets	12,685,378	12,743,121	1,764,901

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	564,096	585,886	81,144
Income tax payable	89,694	98,998	13,711
Deferred revenues	72,824	88,182	12,213
Contingent liabilities	482,802	490,989	68,001
Other current liabilities	681,802	490,529	67,937
Total current liabilities	1,891,218	1,754,584	243,006
Operating lease liabilities, non-current	76,533	70,335	9,741
Deferred tax liabilities	262,404	260,976	36,145
Other non-current liabilities	27,660	25,564	3,541
Total Liabilities	2,257,815	2,111,459	292,433
Equity	10,427,563	10,631,662	1,472,468
Total Liabilities and Equity	12,685,378	12,743,121	1,764,901

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB'000, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended
	March 31,	March 31,	March 31,
	2023	2024	2024	Change
	RMB'000	RMB'000	USD'000
Revenues:
Revenues from others:
One-time commissions	170,571	185,255	25,658	8.6%
Recurring service fees	192,708	155,165	21,490	(19.5)%
Performance-based income	3,430	5,528	766	61.2%
Other service fees	72,866	34,960	4,842	(52.0)%
Total revenues from others	439,575	380,908	52,756	(13.3)%
Revenues from funds Gopher manages:
One-time commissions	5,896	1,827	253	(69.0)%
Recurring service fees	283,472	262,689	36,382	(7.3)%
Performance-based income	80,325	8,844	1,225	(89.0)%
Total revenues from funds Gopher manages	369,693	273,360	37,860	(26.1)%
Total revenues	809,268	654,268	90,616	(19.2)%
Less: VAT related surcharges	(5,795)	(4,733)	(656)	(18.3)%
Net revenues	803,473	649,535	89,960	(19.2)%
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(148,735)	(144,295)	(19,985)	(3.0)%
Others	(221,371)	(244,490)	(33,862)	10.4%
Total compensation and benefits	(370,106)	(388,785)	(53,847)	5.0%
Selling expenses	(96,669)	(62,332)	(8,633)	(35.5)%
General and administrative expenses	(45,700)	(71,116)	(9,849)	55.6%
Reversal of credit losses	5,698	97	13	(98.3)%
Other operating expenses	(30,797)	(17,146)	(2,375)	(44.3)%
Government subsidies	12,984	11,233	1,556	(13.5)%
Total operating costs and expenses	(524,590)	(528,049)	(73,135)	0.7%
Income from operations	278,883	121,486	16,825	(56.4)%
Other income:
Interest income	34,388	46,185	6,397	34.3%
Investment (loss) income	(13,583)	5,185	718	N.A.
Other income	9,558	3,935	545	(58.8)%
Total other income	30,363	55,305	7,660	82.1%
Income before taxes and income from equity in affiliates	309,246	176,791	24,485	(42.8)%
Income tax expense	(69,580)	(42,686)	(5,912)	(38.7)%
Income (loss) from equity in affiliates	3,669	(2,242)	(311)	N.A.
Net income	243,335	131,863	18,262	(45.8)%
Less: net (loss) income attributable to non-controlling interests	(875)	372	52	N.A.
Net income attributable to Noah shareholders	244,210	131,491	18,210	(46.2)%
Income per ADS, basic	3.52	1.88	0.26	(46.6)%
Income per ADS, diluted	3.51	1.88	0.26	(46.4)%
Margin analysis:
Operating margin	34.7%	18.7%	18.7%
Net margin	30.3%	20.3%	20.3%
Weighted average ADS equivalent [1] :
Basic	69,466,932	69,781,578	69,781,578
Diluted	69,517,068	69,788,638	69,788,638
ADS equivalent outstanding at end of period	62,606,724	65,685,535	65,685,535

[1] Assumes all outstanding ordinary shares are represented by ADSs. Five ordinary share represents one ADSs.

Noah Holdings Limited
Condensed Comprehensive Income Statements
(unaudited)

	Three months ended
	March 31, 2023	March 31, 2024	March 31, 2024	Change
	RMB'000	RMB'000	USD'000
Net income	243,335	131,863	18,262	(45.8)%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(16,834)	53,400	7,396	N.A.
Comprehensive income	226,501	185,263	25,658	(18.2)%
Less: Comprehensive loss attributable to non-controlling interests	(926)	(492)	(68)	(46.9)%
Comprehensive income attributable to Noah shareholders	227,427	185,755	25,726	(18.3)%

Noah Holdings Limited
Supplemental Information
(unaudited)

	As of
	March 31, 2023	March 31, 2024	Change
Number of registered clients	440,664	457,705	3.9%
Number of relationship managers	1,327	1,109	(16.4)%

	Three months ended
	March 31, 2023	March 31, 2024	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	11,236	10,391	(7.5)%
Transaction value:
Private equity products	1,302	1,195	(8.2)%
Private secondary products	4,288	3,772	(12.0)%
Mutual fund products	9,975	12,610	26.4%
Other products	1,233	1,309	6.1%
Total transaction value	16,798	18,886	12.4%

Noah Holdings Limited
Segment Condensed Income Statements
(unaudited)

	Three months ended March 31, 2024
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Revenues from others:
One-time commissions	185,255	-	-	185,255
Recurring service fees	155,165	-	-	155,165
Performance-based income	5,528	-	-	5,528
Other service fees	25,711	-	9,249	34,960
Total revenues from others	371,659	-	9,249	380,908
Revenues from funds Gopher manages:
One-time commissions	1,793	34	-	1,827
Recurring service fees	89,719	172,970	-	262,689
Performance-based income	1,039	7,805	-	8,844
Total revenues from funds Gopher manages	92,551	180,809	-	273,360
Total revenues	464,210	180,809	9,249	654,268
Less: VAT related surcharges	(1,530)	(440)	(2,763)	(4,733)
Net revenues	462,680	180,369	6,486	649,535
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(136,644)	(7,651)	-	(144,295)
Other compensations	(164,652)	(61,548)	(18,290)	(244,490)
Total compensation and benefits	(301,296)	(69,199)	(18,290)	(388,785)
Selling expenses	(47,547)	(11,825)	(2,960)	(62,332)
General and administrative expenses	(43,641)	(16,605)	(10,870)	(71,116)
(Reversal of) provision for credit losses	(4,735)	(996)	5,828	97
Other operating expenses	(7,306)	(974)	(8,866)	(17,146)
Government subsidies	7,108	4,093	32	11,233
Total operating costs and expenses	(397,417)	(95,506)	(35,126)	(528,049)
Income (loss) from operations	65,263	84,863	(28,640)	121,486

Noah Holdings Limited
Segment Condensed Income Statements
(unaudited)

	Three months ended March 31, 2023
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Revenues from others:
One-time commissions	170,571	-	-	170,571
Recurring service fees	192,708	-	-	192,708
Performance-based income	3,430	-	-	3,430
Other service fees	58,480	-	14,386	72,866
Total revenues from others	425,189	-	14,386	439,575
Revenues from funds Gopher manages:
One-time commissions	3,462	2,434	-	5,896
Recurring service fees	107,545	175,927	-	283,472
Performance-based income	52,457	27,868	-	80,325
Total revenues from funds Gopher manages	163,464	206,229	-	369,693
Total revenues	588,653	206,229	14,386	809,268
Less: VAT related surcharges	(1,758)	(1,023)	(3,014)	(5,795)
Net revenues	586,895	205,206	11,372	803,473
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(143,116)	(5,619)	-	(148,735)
Other compensations	(139,903)	(71,535)	(9,933)	(221,371)
Total compensation and benefits	(283,019)	(77,154)	(9,933)	(370,106)
Selling expenses	(71,999)	(21,291)	(3,379)	(96,669)
General and administrative expenses	(28,789)	(11,371)	(5,540)	(45,700)
Reversal of credit losses	3,175	834	1,689	5,698
Other operating expenses	(6,938)	(258)	(23,601)	(30,797)
Government subsidies	5,168	7,812	4	12,984
Total operating costs and expenses	(382,402)	(101,428)	(40,760)	(524,590)
Income (loss) from operations	204,493	103,778	(29,388)	278,883

Noah Holdings Limited

Supplement Revenue Information  by Geography

(unaudited)

	Three months ended March 31, 2024
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Mainland China	235,422	102,834	9,249	347,505
Overseas	228,788	77,975		306,763
Total revenues	464,210	180,809	9,249	654,268

Noah Holdings Limited

Supplement Revenue Information  by Geography

(unaudited)

	Three months ended March 31, 2023
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Mainland China	350,632	122,891	14,386	487,909
Overseas	238,021	83,338		321,359
Total revenues	588,653	206,229	14,386	809,268

Noah Holdings Limited
Reconciliation of GAAP to Non-GAAP Results
(In RMB, except for per ADS data and percentages)
(unaudited) [4]
	Three months ended
	March 31,	March 31,
	2023	2024	Change
	RMB'000	RMB'000
Net income attributable to Noah shareholders	244,210	131,491	(46.2)%
Adjustment for share-based compensation	(6,189)	36,599	N.A.
Less: Tax effect of adjustments	(1,499)	6,922	N.A.
Adjusted net income attributable to Noah shareholders (non-GAAP)	239,520	161,168	(32.7)%
Net margin attributable to Noah shareholders	30.4%	20.2%
Non-GAAP net margin attributable to Noah shareholders	29.8%	24.8%
Net income attributable to Noah shareholders per ADS, diluted	3.51	1.88	(46.4)%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	3.45	2.31	(33.0)%

4 Noah’s Non-GAAP financial measures reflect the respective most directly comparable GAAP financial measures excluding the effects of all forms of share-based compensation and net of relevant tax impact, if any.